UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Lands’ End, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

51509F105

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51509F105

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,615,280
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,615,280
	10.	Shared Dispositive Power 7,564,409
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,179,689
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.4% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 31,956,521 shares of Common Stock outstanding as of March 25, 2014, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended January 31, 2014, that was filed by the Issuer with the Securities and Exchange Commission on March 25, 2014.

CUSIP No. 51509F105

1.	Names of Reporting Persons. SPE I Partners, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 583,504
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 583,504
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 583,504
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 31,956,521 shares of Common Stock outstanding as of March 25, 2014, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended January 31, 2014, that was filed by the Issuer with the Securities and Exchange Commission on March 25, 2014.

CUSIP No. 51509F105

1.	Names of Reporting Persons. SPE Master I, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 750,418
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 750,418
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 750,418
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.3% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 31,956,521 shares of Common Stock outstanding as of March 25, 2014, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended January 31, 2014, that was filed by the Issuer with the Securities and Exchange Commission on March 25, 2014.

CUSIP No. 51509F105

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,949,202
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,949,202
	10.	Shared Dispositive Power 7,564,409
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,513,611
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 48.5% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 31,956,521 shares of Common Stock outstanding as of March 25, 2014, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended January 31, 2014, that was filed by the Issuer with the Securities and Exchange Commission on March 25, 2014.

CUSIP No. 51509F105

1.	Names of Reporting Persons. ESL Institutional Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,077
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,077
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,077
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 31,956,521 shares of Common Stock outstanding as of March 25, 2014, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended January 31, 2014, that was filed by the Issuer with the Securities and Exchange Commission on March 25, 2014.

CUSIP No. 51509F105

1.	Names of Reporting Persons. RBS Investment Management, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,077
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,077
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,077
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based upon 31,956,521 shares of Common Stock outstanding as of March 25, 2014, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended January 31, 2014, that was filed by the Issuer with the Securities and Exchange Commission on March 25, 2014.

CUSIP No. 51509F105

1.	Names of Reporting Persons. CRK Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 224
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 224
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 224
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based upon 31,956,521 shares of Common Stock outstanding as of March 25, 2014, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended January 31, 2014, that was filed by the Issuer with the Securities and Exchange Commission on March 25, 2014.

CUSIP No. 51509F105

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,952,503
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,952,503
	10.	Shared Dispositive Power 7,564,409
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,516,912
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 48.6% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based upon 31,956,521 shares of Common Stock outstanding as of March 25, 2014, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended January 31, 2014, that was filed by the Issuer with the Securities and Exchange Commission on March 25, 2014.

CUSIP No. 51509F105

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,516,912
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,952,503
	10.	Shared Dispositive Power 7,564,409
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,516,912
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 48.6% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based upon 31,956,521 shares of Common Stock outstanding as of March 25, 2014, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended January 31, 2014, that was filed by the Issuer with the Securities and Exchange Commission on March 25, 2014.

Item 1. Security and the Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Lands’ End, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is located at 1 Lands’ End Lane, Dodgeville, Wisconsin 53595.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by ESL Partners, L.P., a Delaware limited partnership (“Partners”), SPE I Partners, LP, a Delaware limited partnership (“SPE I”), SPE Master I, LP, a Delaware limited partnership (“SPE Master I”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), CRK Partners, LLC, a Delaware limited liability company (“CRK LLC”), ESL Investments, Inc., a Delaware corporation (“ESL”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Partners, SPE I, SPE Master I, RBS, Institutional, RBSIM, CRK LLC, ESL and Mr. Lampert are collectively defined as the “Reporting Persons.”

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business address of any corporation or other organization in which such employment is conducted, of each director and executive officer of ESL (the “ESL Directors and Officers”). Other than the ESL Directors and Officers, there are no persons or corporations controlling or ultimately in control of ESL.

(b) The principal place of business of each of the Reporting Persons is 1170 Kane Concourse, Suite 200, Bay Harbor, Florida 33154.

(c) The principal business of each of the Reporting Persons is purchasing, holding and selling securities for investment purposes. RBS is the general partner of Partners, SPE I and SPE Master I. RBSIM is the general partner of Institutional. ESL is the general partner of RBS, the sole member of CRK LLC and the manager of RBSIM. Mr. Lampert is the Chairman, Chief Executive Officer and Director of ESL. Each of the Reporting Persons may also serve as general partner or managing member of certain other entities engaged in the purchasing, holding and selling of securities for investment purposes.

(d)-(e) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or 2(e) of Schedule 13D.

(f) Partners, SPE I, SPE Master I, RBS, Institutional, RBSIM, CRK LLC and ESL are organized under the laws of the State of Delaware. Mr. Lampert is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

On April 4, 2014 (the “Distribution Date”), in connection with a spin-off by Sears Holdings Corporation (“Sears Holdings”) of the Issuer, Sears Holdings distributed an aggregate of 15,516,912 shares of Common Stock of the Issuer to the Reporting Persons.

Item 4. Purpose of Transaction.

On the Distribution Date, Sears Holdings distributed all of the issued and outstanding shares of the Issuer’s Common Stock on a pro rata basis to each holder of record of its common stock as of 5:30 p.m. Eastern time on March 24, 2014 (the “Record Date”). Sears Holdings distributed shares of the Issuer’s Common Stock on the basis of 0.300795 shares of the Issuer’s Common Stock for each share of Sears Holdings common stock owned by that stockholder as of the Record Date. To the extent that any of the Reporting Persons held shares of Sears Holdings restricted stock that was unvested as of the Record Date, the Reporting Person received cash in lieu of shares of the Issuer’s Common Stock. In addition, the Reporting Persons received cash in lieu of any fractional shares of the Issuer’s Common Stock which they were entitled to receive after application of the distribution ratio.

The Reporting Persons plan to review their investment in the Issuer on a continuing basis. Depending upon each factor discussed below and each other factor (which may be unknown at this time) that is or may become relevant, the Reporting Persons plan to consider, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, the disposition of securities of the Issuer or the exercise of convertible securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Mr. Lampert previously entered into a letter agreement with Partners (the “Lock-Up Agreement”) that restricts the purchases and sales by Mr. Lampert of certain securities of the Issuer. Pursuant to the Lock-Up Agreement, Mr. Lampert generally is required to sell securities of the Issuer and purchase additional securities of the Issuer on a pro rata basis with the sales and purchases of securities of the Issuer made by Partners, and generally must make such sales and purchases on substantially the same terms and conditions as Partners (subject to certain legal, tax, accounting or regulatory considerations). Mr. Lampert is also restricted from certain sales of securities of the Issuer or purchases of additional securities of the Issuer except in accordance with the Lock-Up Agreement. The foregoing summary of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-Up Agreement, which is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions concerning the Issuer may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by each Reporting Person with respect to the Issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that either of the Reporting Persons will take any of the actions set forth above.

Item 5. Interest in Securities of the Issuer.

(a)-(b) Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of April 8, 2014, the Reporting Persons may be deemed to beneficially own the shares of the Common Stock of the Issuer set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	14,179,689	(1)	44.4%	6,615,280		0	6,615,280		7,564,409	(1)
SPE I Partners, LP	583,504		1.8%	583,504		0	583,504		0
SPE Master I, LP	750,418		2.3%	750,418		0	750,418		0
RBS Partners, L.P.	15,513,611	(1)(2)	48.5%	7,949,202	(2)	0	7,949,202	(2)	7,564,409	(1)
ESL Institutional Partners, L.P.	3,077		0.0%	3,077		0	3,077		0
RBS Investment Management, L.L.C.	3,077	(3)	0.0%	3,077	(3)	0	3,077	(3)	0
CRK Partners, LLC	224		0.0%	224		0	224		0
ESL Investments, Inc.	15,516,912	(1)(4)	48.6%	7,952,503	(4)	0	7,952,503	(4)	7,564,409	(1)
Edward S. Lampert	15,516,912	(1)(5)	48.6%	15,516,912	(1)(5)	0	7,952,503	(5)	7,564,409	(1)

(1)	This number includes 7,564,409 shares of Common Stock held by Mr. Lampert. Partners has entered into the Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities beneficially owned by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.
(2)	This number includes 6,615,280 shares of Common Stock held by Partners, 583,504 shares of Common Stock held by SPE I and 750,418 shares of Common Stock held by SPE Master I. RBS is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, Partners, SPE I and SPE Master I.
(3)	This number includes 3,077 shares of Common Stock held by Institutional. RBSIM is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, Institutional.
(4)	This number includes 6,615,280 shares of Common Stock held by Partners, 583,504 shares of Common Stock held by SPE I, 750,418 shares of Common Stock held by SPE Master I, 3,077 shares of Common Stock held by Institutional and 224 shares of Common Stock held by CRK LLC. ESL is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, RBS. ESL is the manager of, and may be deemed to indirectly beneficially own securities beneficially owned by, RBSIM. ESL is the sole member of, and may be deemed to indirectly beneficially own securities beneficially owned by, CRK LLC.
(5)	This number includes 6,615,280 shares of Common Stock held by Partners, 583,504 shares of Common Stock held by SPE I, 750,418 shares of Common Stock held by SPE Master I, 3,077 shares of Common Stock held by Institutional, and 224 shares of Common Stock held by CRK LLC. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities beneficially owned by, ESL.

(c) Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Except as otherwise described herein and in the Joint Filing Agreement attached hereto as Exhibit 99.1, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to the Common Stock of the Issuer or any other securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith).

99.2	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2014	ESL PARTNERS, L.P.

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE I PARTNERS, LP

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE MASTER I, LP

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INSTITUTIONAL PARTNERS, L.P.

	By:	RBS Investment Management, L.L.C., as its general partner

	By:	ESL Investments, Inc., as its manager

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By:	ESL Investments, Inc., as its manager

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

CRK PARTNERS, LLC

By:	ESL Investments, Inc., as its sole member

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

EDWARD S. LAMPERT

By:	/s/ Edward S. Lampert

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith).

99.2	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (filed herewith).

ANNEX A

The names, business addresses, present principal occupations, and citizenship of the directors and executive officers of ESL Investments, Inc. are set forth below. If no address is given, the director’s or executive officer’s principal business address is 1170 Kane Concourse, Suite 200, Bay Harbor, Florida 33154. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to ESL Investments, Inc.

Name and Business Address	Principal Occupation	Citizenship
Edward S. Lampert	Director, Chairman and Chief Executive Officer	United States
G. Michael Mikan	President	United States
Harold Talisman	Chief Financial Officer	United States

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF

LANDS’ END, INC.

Entity	Date of Transaction	Description of Transaction	Shares Acquired	Price Per Share
ESL Partners, L.P.	04/04/2014	Distribution	6,615,280	$0
SPE I Partners, LP	04/04/2014	Distribution	583,504	$0
SPE Master I, LP	04/04/2014	Distribution	750,418	$0
ESL Institutional Partners, L.P.	04/04/2014	Distribution	3,077	$0
CRK Partners, LLC	04/04/2014	Distribution	224	$0
Edward S. Lampert	04/04/2014	Distribution	7,564,409	$0